PHH Corporation and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                                 (In thousands)




                                                              For the Years Ended
                                         ------------------------------------------------------------------------
                      Three Months Ended         December 31                             January 31
                          March 31,      --------------------------     -----------------------------------------
                            1998                1997           1996            1996           1995           1994
                      ----------------   -----------    -----------     -----------    -----------    -----------


Income (loss) before
   income taxes       $         96,855   $    (1,558)   $   176,288     $   133,115    $   116,758    $   106,943
Plus: Fixed charges             86,481       294,294        268,960         253,481        202,659        182,596
                      ----------------   -----------    -----------     -----------    -----------    -----------

Earnings available to
   cover fixed charges         183,336       292,736        445,248         386,596        319,417        289,539
                      ----------------   -----------    -----------     -----------    -----------    -----------

Fixed charges (1):
   Interest including
   amortization of
   deferred loan costs          84,539       286,527        260,765         245,641        194,594        173,508
Interest portion of
   rental payment                1,942         7,767          8,195           7,840          8,065          9,088
                      ----------------   -----------    -----------     -----------    -----------    -----------

Total fixed charges   $         86,481   $   294,294    $   268,960     $   253,481    $   202,659    $   182,596
                      ================   ===========    ===========     ===========    ===========    ===========



Ratio of earnings to
  fixed charges                   2.12x       (*) x           1.66x          1.53x           1.58x          1.59x
                      =================  ===========    ============    ===========    ============   ============


(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense in incurred on debt, which is used to finance the Company's fleet leasing, mortgage service and relocation service activities.

(*) Earnings are inadequate to cover fixed charges (deficiency of $1.6 million) for the year ended December 31, 1997. Loss before income taxes includes non-recurring merger-related charges associated with business combinations in the amount of $262.2 million ($208.8 million after-tax). Excluding the charges, the ratio of earnings to fixed charges would be 1.89x.